Exhibit 99.1

Trina Solar Announces Second Quarter 2016 Results

CHANGZHOU, China, August 23, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the quarter ended June 30, 2016.

Second Quarter 2016 Financial and Operating Highlights

•                  Total module shipments were 1,658.3 MW, consisting of 1,619.0 MW of external shipments and 39.3 MW of shipments to the Company’s own downstream power projects. This compares with total shipments of 1,423.3 MW in the first quarter of 2016, consisting of 1,370.4 MW of external shipments and 52.9 MW of shipments to the Company’s own downstream power projects, and total shipments of 1,231.6 MW in the second quarter of 2015, consisting of 1,000.7 MW of external shipments and 230.9 MW of shipments to the Company’s own downstream projects.

•                  Net revenues were $961.6 million, compared with $816.9 million in the first quarter of 2016 and $722.9 million in the second quarter of 2015.

•                  Gross profit was $176.3 million, compared with $139.7 million in the first quarter of 2016 and $144.9 million in the second quarter of 2015.

•                  Gross margin was 18.3%, compared with 17.1% in the first quarter of 2016 and 20.0% in the second quarter of 2015.

•                  Operating income was $83.7 million, compared with $44.8 million in the first quarter of 2016 and $60.7 million in the second quarter of 2015.

•                  Net income attributable to Trina Solar’s ordinary shareholders was $40.3 million, compared with $26.6 million in the first quarter of 2016 and $40.9 million in the second quarter of 2015.

•                  Earnings per fully diluted American Depositary Share (“ADS” with each ADS representing 50 of the Company’s ordinary shares) were $0.42, compared with $0.29 in the first quarter of 2016 and $0.42 in the second quarter of 2015.

Mr. Jifan Gao, Chairman and CEO of Trina Solar, commented, “We had another solid quarter with major financial and operational metrics improving across the board. Module shipments during the quarter increased on a sequential and year-over-year basis to 1.66 GW. Module shipments were driven mainly by continued demand from China ahead of the expected subsidy policy adjustment. Our new production facility in Thailand is ramping up its capacity on schedule and is helping to strengthen our competitiveness in the U.S.

“Our downstream business performed well in China’s rapidly growing market as we connected 292.8 MW of utility projects and 28.0 MW of DG projects during the quarter. We also made progress overseas with the sale of 11.2 MW of projects in the U.K. and Italy during the quarter.

“We are a proven and leading innovator in the global PV industry, having made a series of breakthroughs in transforming lab technology into production practice. Following the achievement of a 21.1% average efficiency for industrially-produced mono-crystalline cells using passivated emitter rear cell (PERC) technology, our R&D team achieved an average efficiency of 20.2% for industrially-produced P-type multi-crystalline silicon cells with PERC technology. We also achieved an average efficiency of 18.7% for our multi-crystalline silicon P-type double print cells that were produced for commercial shipment. We will continue driving the development of our high-efficiency cells in order to offer customers the highest quality products.

“Going forward, we will continue to focus on developing our brand name, products and technology, while identifying opportunities to develop our downstream business. We believe that our strategy gives us a competitive edge in the industry and provides a solid foundation for our sustainable and long term development.”

Second Quarter 2016 Results

Net Revenues

Net revenues were $961.6 million, including $60.7 million in revenues from electricity generated by the Company’s operational downstream solar power projects, sales of solar power projects that are developed for sale, and EPC services. Total net revenues represent an increase of 17.7% sequentially and an increase of 33.0% year-over-year. Total shipments were 1,658.3 MW, consisting of 1,619.0 MW of external shipments which were recognized in revenue and 39.3 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,423.3 MW in the first quarter of 2016, consisting of 1,370.4 MW of external shipments and 52.9 MW of shipments to the Company’s own downstream power projects, and total shipments of 1,231.6 MW in the second quarter of 2015, consisting of 1,000.7 MW of external shipments and 230.9 MW of shipments to the Company’s own downstream projects. The sequential increase in revenues and shipments was primarily driven by growth from China as a result of rush orders before June 30 in anticipation of an expected subsidy policy adjustment, which more than offset the decline of shipments to the U.S., Europe, Japan and the rest of Asia.

Gross Profit and Margin

Gross profit was $176.3 million, compared with $139.7 million in the first quarter of 2016 and $144.9 million in the second quarter of 2015.

Gross margin was 18.3%, compared with 17.1% in the first quarter of 2016 and 20.0% in the second quarter of 2015. The sequential increase in gross margin was mainly due to lower blended costs as a result of a significant decrease in antidumping and countervailing duties in the U.S. as the Company increased the proportion of shipments to the U.S. from its Thailand facilities in the second quarter. The year-over-year decrease in gross margin was primarily due to average selling prices declining at a faster rate than the Company’s cost reductions.

Operating Expenses, Income and Margin

Operating expenses were $92.6 million, compared with $94.9 million in the first quarter of 2016 and $84.2 million in the second quarter of 2015. Operating expenses included an accounts receivable provision of $2.4 million in the second quarter of 2016, compared with $6.0 million in the first quarter of 2016, and a reversal of accounts receivable provision of $3.1 million in the second quarter of 2015. Operating expenses also included other operating income, which mainly represents income from electricity generated from the Company’s downstream solar power projects that are recorded as current assets on the balance sheet prior to the sale of the projects. Other operating income was $7.1 million in the second quarter of 2016, compared with $3.3 million in the first quarter of 2016 and nil in the second quarter of 2015.

The Company’s operating expenses accounted for 9.6% of net revenues during the second quarter of 2016, a decrease from 11.6% in both the first quarter of 2016 and the second quarter of 2015. Excluding the other operating income, the Company’s operating expenses accounted for 10.4% of net revenues during the second quarter of 2016, a decrease from 12.0% in the first quarter of 2016 and 11.6% in the second quarter of 2015. The sequential decrease of operating expenses as a percentage of revenue was primarily due to a decrease in accounts receivable provision along with an increase in net revenues. The year-over-year decrease of operating expenses as a percentage of revenue was primarily due to the decrease of shipping expenses resulting from the increasing shipment in China with lower shipping expenses.

As a result, operating income was $83.7 million, compared with $44.8 million in the first quarter of 2016 and $60.7 million in the second quarter of 2015. Operating margin was 8.7%, compared with 5.5% in the first quarter of 2016 and 8.4% in the second quarter of 2015.

Net Interest Expense

Net interest expense was $25.5 million, compared with $15.1 million in the first quarter of 2016 and $12.4 million in the second quarter of 2015. The sequential and year-over-year increases in net interest expenses were mainly due to the increase in both short-term and long-term borrowings, as well as less interest expense being capitalized in the second quarter of 2016.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange loss of $2.9 million, which included a gain on the change in fair value of foreign exchange derivative instruments of $4.0 million. This compares with a net gain of $0.8 million in the first quarter of 2016 and a net gain of $5.1 million in the second quarter of 2015. The foreign currency exchange loss in the second quarter of 2016 primarily resulted from the depreciation of the RMB against the USD.

Income Tax Expense

Income tax expense was $16.5 million, compared with income tax expense of $3.7 million in the first quarter of 2016 and $11.8 million in the second quarter of 2015. The sequential and year-over-year increases in income tax expense were mainly due to the increase in taxable profits in the second quarter of 2016 compared with the first quarter of 2016 and the second quarter of 2015.

Net Income and Earnings per ADS

Net income attributable to ordinary shareholders of Trina Solar was $40.3 million, compared with $26.6 million in the first quarter of 2016 and $40.9 million in the second quarter of 2015. Net margin was 4.2%, compared with 3.3% in the first quarter of 2016 and 5.7% in the second quarter of 2015.

Earnings per fully diluted ADS were $0.42, compared with $0.29 in the first quarter of 2016 and $0.42 in the second quarter of 2015.

Financial Condition

As of June 30, 2016, the Company had $831.5 million in cash and cash equivalents, and restricted cash. Total borrowings were $1,792.7 million, of which $1,157.8 million were short-term borrowings.

In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability, instead of being reported on the balance sheet as an asset. Accordingly, debt issuance costs with an amortized balance of $10.5 million, which used to be reported as an asset, have been retrospectively reclassified as a direct deduction from the carrying amount of the related debt liability as of June 30, 2015.

Shareholders’ equity was $1,113.8 million as of June 30, 2016, an increase from $1,081.9 million as of March 31, 2016 and an increase from $1,031.6 million as of June 30, 2015.

Operations and Business Updates

Manufacturing Capacity

As of June 30, 2016, the Company had the following annualized in-house manufacturing capacities:

•                  Ingot production capacity of approximately 2.3 GW;

•                  Wafer capacity of approximately 1.8 GW;

•                  PV cell capacity of approximately 5.0 GW; and

•                  PV module capacity of approximately 6.0 GW.

Project Development

In the second quarter of 2016, the Company connected a total of 320.8 MW of PV projects to the grid in China, including 28.0 MW DG projects and 292.8 MW utility projects. The Company also sold 11.2 MW projects in the U.K. and Italy.

As of June 30, 2016, the Company had a total of 1,276.8 MW downstream solar projects in grid-connected operation, including 1,241.6 MW in China, 4.2 MW in the U.S., and 31.0 MW in Europe. The 1,241.6 MW projects in China consisted of 1,015.7 MW of utility projects and 225.9 MW of DG projects.

Going Private Transaction

On August 1, 2016, the Company entered into a definitive agreement and plan of merger, pursuant to which the Company will be acquired by an investor consortium in an all-cash transaction implying an equity value of the Company of approximately $1.1 billion. The merger, which is currently expected to close during the first quarter of 2017, is subject to customary closing conditions including the approval of the merger by the Company’s shareholders at a meeting of shareholders to be convened.

Third Quarter of 2016 Guidance

The Company expects to ship between 1.55 GW and 1.65 GW of PV modules, of which 30 MW to 50 MW of PV modules will be shipped to the Company’s downstream PV projects, from which revenues will not be recognized.

Fiscal Year 2016 Guidance

The Company reiterates its 2016 guidance of 6.30 GW to 6.55 GW, of which 220 MW to 260 MW will be shipped to the Company’s downstream projects, from which revenues will not be recognized.

The Company reiterates its 2016 guidance of global solar power project connections at between 400 MW and 500 MW, including 15% to 20% of DG projects in China.

Conference Call

The Company will host a conference call on Tuesday, August 23, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong, August 23, 2016), to discuss its results for the second quarter of 2016.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Merry Xu, Interim CFO, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

U.S. Toll Free: 18552983404

International: +16315142526

Hong Kong: 800905927

Passcode: Trina Solar

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on August 23, 2016 through 11:59 p.m. Eastern Time on August 30, 2016. The dial-in details for the replay are as follows:

U.S. Toll Free: 1-866-846-0868

International: +61-2-9641-7900

Hong Kong: 800-966-697

Replay Passcode: 3680995

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Merry Xu, Interim CFO	Linda Bergkamp
Email: merry.xu@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2016	2015	2016	2015

Net revenues	$961,623	$816,901	$722,942	1,778,524	$1,281,031
Cost of revenues	785,295	677,206	578,082	1,462,501	1,035,850
Gross profit	176,328	139,695	144,860	316,023	245,181
Operating expenses
Selling expenses	44,833	42,375	43,715	87,208	79,495
General and administrative expenses	43,193	46,397	32,450	89,590	60,158
Research and development expenses	11,691	9,419	8,012	21,110	15,691
Other operating income	(7,105)	(3,304)	—	(10,409)	—
Total operating expenses	92,612	94,887	84,177	187,499	155,344
Operating income	83,716	44,808	60,683	128,524	89,837
Foreign exchange gain (loss)	(6,877)	9,054	6,000	2,177	(961)
Interest expenses	(25,973)	(15,532)	(13,036)	(41,505)	(24,399)
Interest income	461	464	668	925	1,310
Gain (loss) on change in fair value of derivative	4,000	(8,210)	(925)	(4,210)	4,325
Other income, net	4,601	1,535	1,416	6,136	3,582
Income before income taxes	59,928	32,119	54,806	92,047	73,694
Income tax expense	(16,500)	(3,674)	(11,755)	(20,174)	(14,977)
Net income	43,428	28,445	43,051	71,873	58,717
Income attributable to the noncontrolling interests	(3,155)	(1,827)	(2,140)	(4,982)	(3,893)
Net income attributable to Trina Solar Limited	$40,273	$26,618	$40,911	$66,891	$54,824

Earnings per ADS*
Basic	$0.47	$0.31	$0.48	$0.79	$0.65
Diluted	$0.42	$0.29	$0.42	$0.71	$0.59
Weighted average ADS outstanding*
Basic	84,932,283	84,775,993	84,459,232	84,854,138	84,378,352
Diluted	105,297,396	105,329,407	105,239,740	105,250,749	105,036,322

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2016	2016	2015	2016	2015
Net income	$43,428	$28,445	$43,051	$71,873	$58,717
Other comprehensive income (loss):
Foreign currency translation adjustments	(10,873)	3,052	699	(7,821)	549
Comprehensive income	32,555	31,497	43,750	64,052	59,266
Comprehensive income attributable to non-controlling interests	(2,284)	(2,307)	(2,279)	(4,591)	(3,794)
Comprehensive income attributable to Trina Solar Limited	$30,271	$29,190	$41,471	$59,461	$55,472

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Jun. 30,	As of Mar. 31,	As of Jun. 30,
	2016	2016	2015

ASSETS
Current assets:
Cash and cash equivalents	$648,113	$452,346	$456,537
Restricted cash	183,428	169,043	159,714
Inventories	509,496	574,215	351,784
Downstream solar project assets	692,248	616,477	24,787
Accounts receivable, net	655,281	572,495	633,262
Current portion of advances to suppliers, net	30,434	30,522	55,064
Prepaid expenses and other current assets, net	280,627	273,435	155,214
Total current assets	2,999,627	2,688,533	1,836,362
Property, plant and equipment, net (including downstream solar project assets of $798,235, $822,655 and $687,879 as of each period-end, respectively)	1,840,968	1,882,279	1,544,567
Prepaid land use rights, net	66,249	59,658	52,660
Advances to suppliers, net of current portion	19,746	12,769	14,222
Investment in equity affiliates	32,981	33,202	26,318
Deferred income tax assets, net	35,889	34,264	29,965
Other noncurrent assets	97,751	105,927	77,040
TOTAL ASSETS	$5,093,211	$4,816,632	$3,581,134

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$1,157,760	$933,203	$922,460
Accounts payable	1,227,028	1,280,014	800,981
Convertible senior notes	170,740	—	—
Accrued expenses and other current liabilities	418,141	402,949	262,879
Total current liabilities	2,973,669	2,616,166	1,986,320
Long-term borrowings, excluding current portion	634,969	583,467	94,826
Convertible senior notes	111,959	281,689	278,743
Accrued warranty costs	141,692	136,090	115,195
Other noncurrent liabilities	73,508	75,150	41,620
Total liabilities	3,935,797	3,692,562	2,516,704

Ordinary shares	43	43	43
Additional paid-in capital	763,090	761,504	755,668
Retained earnings	346,113	305,840	257,531
Accumulated other comprehensive income	4,548	14,550	18,358
Total Trina Solar Limited shareholders’ equity	1,113,794	1,081,937	1,031,600
Non-controlling interests	43,620	42,133	32,830
Total equity	1,157,414	1,124,070	1,064,430
TOTAL LIABILITIES AND EQUITY	$5,093,211	$4,816,632	$3,581,134

Note: In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest, and retrospectively reclassified the debt issuance costs to reduce the carrying amount of short-term borrowings and current portion of long-term borrowings by $1,769 and convertible senior notes by $8,757 as of June 30, 2015.